Exhibit 99.1

Jaguar Mining Receives US$6 million VAT Refund

(All figures are in US dollars unless otherwise expressed)

TSX-V: JAG

TORONTO, Feb. 9, 2015 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (TSX-V: JAG) is pleased to report that a partial payment of outstanding Federal VAT ("Value-Added-Tax") debt, owed to the Company by the Government of Brazil, has been received in cash, in the amount of approximately R$16.7 million (approximately $6 million).

Background

During 2014, the Company initiated procedures to obtain approval and/or refund of R$29.1 million of Federal VAT input tax credits with respect to the years 2009 through 2011 for its Mineração Turmalina Ltda. ("MTL") operating subsidiary.  MTL is the operating subsidiary for the Turmalina Mine.

Following an extensive audit process by the Brazilian tax authorities, which was concluded in December 2014, 81.6% of the input tax credits were approved for refund. 29.7% of the approved amount was applied as a credit to reduce other federal taxes payable for the years 2012 through 2014, while R$16.7 million (approximately $6 million) was refunded in cash to the Corporation.

The Company plans to request additional approvals and refunds of Federal VAT input tax credits for MTL for the years 2012 through 2014.

Separately, the Company also continues to pursue approval of Federal VAT input tax credits with respect to the years 2009 through 2011 for its Mineração Serras Do Oeste Ltda. ("MSOL") operating subsidiary.  MSOL is the operating subsidiary for the Caeté complex comprising the Pilar and Roça Grande mines.

Derrick Weyrauch, Chief Financial Officer of Jaguar Mining Inc., commented: "The receipt of $6 million of VAT refunds significantly boosts the Company's liquidity and represents over 40% of the principle outstanding for Company's senior secured debt, all of which is payable in 2015." Additionally, Mr. Weyrauch stated "To avoid the current situation, where a large Federal VAT receivable has accumulated and remained unpaid for an extended period, management will continue to vigorously pursue collection and has initiated various administrative changes to accelerate collection efforts."

About Jaguar Mining Inc.

Jaguar is a gold producer with mining operations in a prolific greenstone belt in the state of Minas Gerais, Brazil. Additionally, Jaguar wholly owns the large-scale Gurupi Development Project in the state of Maranhão, Brazil. In total, the Company owns mineral claims covering an area of approximately 197,000-hectares. Additional information is available on the Company's website at www.jaguarmining.com .

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, management's assessment of Jaguar's future plans and operation. Certain statements throughout this press release constitute forward-looking statements (forecasts) under applicable securities laws relating to future events or future performance. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", "is targeted", "approximately", "plans", "anticipates" "projects", "anticipates", "continue", "estimate", "believe" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements such as obtaining further approvals for tax credits or refunds for the years 2012 through 2014 for MTL, obtaining approval for tax credits or refunds for MSOL, and that the current situation whereby credits continue to be accumulated will not persist. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Jaguar and described in the forward-looking information. The forward-looking information contained in this press release is made as of the date hereof and Jaguar undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

Forward-Looking Statements involve known and unknown risks, uncertainties and other factors may cause the actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, among others the risk of Jaguar's not obtaining further approvals for tax credits or refunds for the years 2012 through 2014 for MTL, not obtaining approval for tax credits or refunds for MSOL, and that the current situation whereby credits continue to be accumulated may persist., as well as those factors disclosed in the Company's current Annual Information Form and Management's Discussion and Analysis, as well as other public disclosure documents, available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plan, objectives and goals and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. These Forward-Looking Statements represent the Company's views as of the date of this press release. The Company anticipates that subsequent events and developments may cause the Company's views to change. Factors, which could cause results or events to differ from current expectations, include, among other things, actions taken against the Company by governmental agencies and securities and other regulators and other factors not currently viewed as material that could cause actual results to differ materially from those described in the Forward-Looking Statements. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law.

SOURCE Jaguar Mining Inc.

%CIK: 0001333849

For further information: Derrick Weyrauch, Chief Financial Officer, 416-628-9601, dweyrauch@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 17:27e 09-FEB-15